[Letterhead of Imaging Diagnostic Systems, Inc.]

April 1, 2010

VIA EDGAR AND FEDERAL EXPRESS

Dennis C. Hult, Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:Imaging Diagnostic Systems, Inc.
Form 10-K for the fiscal year ended June 30, 2009
Filed October 13, 2010
File No.  0-26028

Dear Mr. Hult:

In connection with the filing of the above-captioned Form 10-K for the fiscal year ended June 30, 2009 on behalf of Imaging Diagnostic Systems, Inc. (“IDSI” or the “Company”), we are responding to your comments set forth in your letter dated March 16, 2010, to Allan L. Schwartz, Chief Financial Officer of the Company.  This letter has also been filed with the Commission as correspondence via EDGAR earlier today.

Form 10-K for the Fiscal Year Ended June 30, 2009

Reports of Independent Registered Public Accounting Firm, page 48

1.
We see from language in the scope paragraph herein that Sherb & Co. LLP has audited the Company’s statements of operations, stockholders’ equity (deficit), and cash flows for each of the years ended June 30, 2009, 2008, 2007 and for the period December 10, 1993 (date of inception) to June 30, 2009.  We also see Sherb & Co. LLP’s audit of the financial statements for the period December 10, 1993 (date of inception) to June 30, 2005 is based on their reliance on the work of another auditor, that the other auditors’ report has been furnished to them and that their opinion, insofar as it relates to amounts included for such period, is based solely on the report of such other auditor.  Note that while the PCAOB AU Section 543 does not require a principal auditor to make reference to another auditor’s report for a period to which the principal auditor takes responsibility, if reference is made to the other auditor’s report.  Rule 2-05 of Regulation S-X requires you to file the separate report of the other accountant.  Since this audit report references another auditor’s report and there are no audit reports from other auditors in the filing, tell us why you did not file the other auditor’s report that Sherb & Co. LLP references in their audit report.

Dennis C. Hult, Staff Accountant
April 1, 2010

We have discussed our current auditor’s statement of reliance on our previous auditor’s report for the period December 10, 1993 (date of inception) to June 30, 2005.  Although PCAOB AU Section 543 does not require our current auditor to make reference to the previous auditor’s report, the current auditor did not audit our financial results for the period December 10, 1993 through June 30, 2005, hence the need to reference to other auditors for the audited results of such years for purposes of the required extended disclosures of a development stage enterprise. We believed that we were only required to have our previous auditor’s report filed with our current auditor’s report for three fiscal years.  We have reviewed Reg. 210.2-05 in Regulation S-X and realize that if reference is made to a previous auditor’s report, that report must also be filed with the current auditor’s report.

As a development stage enterprise with no meaningful revenues, we are trying to be as prudent as possible and not incur additional auditor’s fees for audits done several years ago.  In this regard, we would like to propose adding a development stage footnote to our financial statements regarding our Statement of Operations and Cash Flows, From Inception (December 10. 1993) column and equity transactions June 30, 2005 and prior, that states the numbers presented are unaudited in future filings.  This would relieve our current auditor of making the reference of reliance on these numbers audited several years ago. The public has access to all of our previous filings on EDGAR and can see that all of the Annual Reports on Form 10-K have auditor’s reports for these years in question.

Statements of Operations, page 50

2.We refer to the gain on the sale of fixed assets, which appears to be the recognized gain from the sale of your Plantation, Florida commercial building.  In future filings, please present the gain on sale of property used in operations as a component of your operating loss rather than as a non-operating item or tell us why you do not believe classification of this gain as a component of operating loss is required by U.S. GAAP.  Refer to the guidance at FASB ASC Topic 360-10-45-5.

We have reviewed the guidance provided in FASB ASC Topic 360-10-45-5 and have determined that the gain on the sale of our Plantation, Florida property should be presented in the income section of our Statement of Operations.  We will, in future filings, present this gain as a line item reflecting the gain as an operating item.

Should you have any further questions or comments in regard to this letter or require any further information, please feel free to call me at (954) 581-9800 ext. 224.

Sincerely,

Imaging Diagnostic Systems, Inc.

/s/ Allan L. Schwartz

Allan L. Schwartz
Executive Vice President & CFO